FIRST COMMONWEALTH FINANCIAL CORPORATION

601 PHILADELPHIA STREET

INDIANA, PENNSYLVANIA 15701

January 23, 2017

VIA EDGAR

Ms. Era Anagnosti

Legal Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	First Commonwealth Financial Corporation

Registration Statement on Form S-4

File No. 333-214703

Dear Ms. Anagnosti:

The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-4 (File No. 333-214703) (the “Form S-4”) of First Commonwealth Financial Corporation be declared effective at 5:00 p.m., New York City time, January 25, 2017. We respectfully request that we be notified of such effectiveness by a telephone call to Erich M. Hellmold of Squire Patton Boggs (US) LLP at (202) 457-6190 and that such effectiveness also be confirmed in writing to the addressees listed on the cover page of the Form S-4.

Very truly yours,

FIRST COMMONWEALTH FINANCIAL CORPORATION

By:	/s/ Matthew C. Tomb
Name:	Matthew C. Tomb, Esq.
Title:	Executive Vice President,
General Counsel and Chief Risk Officer

cc: James	J. Barresi, Squire Patton Boggs (US) LLP

Erich M. Hellmold, Squire Patton Boggs (US) LLP

Jessica Livingston, United States Securities and Exchange Commission